Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

May 27, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)
BSE Limited (Scrip Code: 500124)

Dear Sir/Madam,

Scrip Code: BSE : 500124 - NSE : DRREDDY

Sub: Issue of Duplicate Share Certificates

Pursuant to the Regulation 39(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, please be informed that the Company has issued duplicate share certificate to the following shareholder in lieu of the original share certificate reported as lost/misplaced.

We are furnishing the details hereunder:

Sl. No	Folio No.	Name of the Shareholder	Certificate No (s).	No. of Shares *	Distinctive Nos. From – To
1	R01232	Roopesh K Shah	35917	72	54983219-54983290
			35918	72	55078763-55078834
			35919	36	55893727-55893762
			35920	36	75115943-75115978
			35921	200	75096513-75096712
2	R00438	Roopesh K Shah Hema Shah	35916	200	52596983-52597182
3	R01597	Roopesh K Shah	35915	72	93861184-93861255
4	R01215	R Narsimlu	35922	100	75061409-75061508
*Shares of Rs.5/- face value					

This is for your information and record.

Yours faithfully,
For **Dr. Reddy's Laboratories Limited**

K Randhir Singh
Company Secretary & Compliance Officer